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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CE CAPITAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 BOSTON POST ROAD WEST, SUITE 500
(No. and Street)

MARLBOROUGH, (City) MA (State) 01752 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL S. DANE 508-263-6208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIEGRIST & CREE, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

20 WALNUT STREET (Address) WELLESLEY (City), MA (State) 02481 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel S. Dane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CE Capital Advisors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / FINOP

Title



MARY LOUISE ZOUKIS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires July 26, 2013

Notary Public



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Pa[...]s' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Cla[...]
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CE Capital Advisors, Inc.

Financial Statements and

Supplemental Schedules

December 31, 2009

CE Capital Advisors, Inc.

Index

AUDITOR'S REPORT

Report of Independent Registered Public Accounting Firm

To the Stockholder of
CE Capital Advisors, Inc.
293 Boston Post Road West, Suite 500
Marlborough, MA 01752

We have audited CE Capital Advisors, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report by management. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of CE Capital Advisors, Inc., and our report dated February 22, 2010 expressed an unqualified opinion.



Siegrist & Cree, CPAs, P.C.
February 22, 2010

FINANCIAL INFORMATION

CE Capital Advisors, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Current assets	
Cash and cash equivalents	$ 151,444
Accounts receivable, net of $0 allowance	30,024
Prepaid charges and other current assets	5,227
Total current assets	186,695
Deferred tax asset, net	25,400
Total assets	$ 212,095

Liabilities and Stockholder's Equity

Current liabilities	
Accounts payable	$ 15,549
Accrued expenses	10,389
Total current liabilities	25,938
Stockholder's equity	
Common Stock, 1,500 shares $.01 par value authorized, 800 shares issued and outstanding	8
Additional paid in capital	181,702
Retained Earnings	4,447
Total stockholder's equity	186,157
Total liabilities and stockholder's equity	$ 212,095

The accompanying notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.

Statements of Operations

For The Year Ended December 31, 2009

Revenues	$ 49,532
Operating expenses:	
Incentive compensation	107,389
Rent	32,400
Bad debt expense	26,846
Salaries, payroll taxes and benefits	22,785
Professional fees	10,042
Telephone & data expenses	3,600
Other expenses	2,860
License & registration	771
Total operating expenses	206,693
Loss from operations	(157,161)
Interest income	311
Loss for year	(156,850)
Net tax effect of deferred tax	25,400
Net loss after tax	$ (131,450)

The accompanying notes are an integral part of these financial statements.

CE Capital Advisors, Inc.

Statement of Changes in Shareholders' Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance, January 1, 2009	$ 8	$ 181,702	$ 135,897	$ 317,607
Loss for year	-	-	(131,450)	(131,450)
Balance, December 31, 2009	$ 8	$ 181,702	$ 4,447	$ 186,157

The accompanying notes are an integral part of these financial statements.

CE Capital Advisors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities	
Loss for year	$ (131,450)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
(Increase) decrease in:	
Accounts receivable	243,884
Prepaid charges and other current assets	(3,527)
Deferred tax asset, net	(25,400)
Increase (decrease) in:	
Accounts payable - trade	(15,474)
State income tax payable	(456)
Net cash provided by operating activities	67,577
Net increase in cash and cash equivalents	67,577
Cash and cash equivalents, beginning of the year	83,867
Cash and cash equivalents, end of the year	$ 151,444
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTES

CE Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2009

Note 1 – Nature of Business

CE Capital Advisors, Inc. (the Company) was formed in October 2003 as a Massachusetts corporation. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), formally known as the NASD. The Company acts as a broker in merger and acquisition transactions for private firms.

The Company is a wholly- owned subsidiary of Concentric Energy Advisors, Inc. (Parent).

Note 2 – Significant Accounting Policies

Basis of accounting:

The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents:

The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates by management in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Income Taxes:

The Company is a C Corporation and all income is taxed at the corporate level. The Company has net operation losses being carried forward as of December 31, 2008 of $135,600, which may be used to reduce taxable income in future years.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital. The required minimum net capital requires that the ratio of aggregate indebtedness to net capital, as defined in the rule, shall not exceed 15 to 1.

At December 31, 2009, the Company had a net capital of $125,506, which exceeds the required net capital of $5,000 by $120,506.

Note 4 – Related Party Transactions

The Company occupies office facilities and is provided general and administrative services by the Parent in accordance with an expense sharing agreement.

The Company is charged by the Parent for occupancy and administrative expenses which amounted to $36,000 for 2009. Under the agreement, shared expenses are not payable if the Company is unable to make payment due to lack of collections from customers.

The financial position and results of operations could be different in the accompanying financial statements if these transactions with the Parent did not exist.

Note 5 – Deferred Income Tax

The Corporation files its income tax return on the cash basis of accounting. As a result, certain items such as accounts receivable and accounts payable while reflected in the accrual basis financial statements are not included in the tax returns.

The Corporation has a deferred tax asset related to net operating loss carryovers of approximately $135,600 which may be used to reduce future taxable income. The net operating loss carryovers expire in 2025.

Siegrist & Cree
Certified Public Accountants, P.C.

"Dedicated to providing comprehensive and innovative services that protect clients'

Report of Independent Registered Public Accounting Firm

To the Stockholder of
CE Capital Advisors, Inc.
293 Boston Post Road West, Suite 500
Marlborough, MA 01752

We have audited the accompanying statement of financial condition of CE Capital Advisors, Inc. as of December 31, 2009 and the accompanying statements of operations, cash flows, and stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of CE Capital Advisors, Inc. as of December 31, 2009 and for the year ended in conformity with accounting principles generally accepted in the United States of America

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules I and II are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Siegrist & Cree, CPA's, PC
Wellesley Hills, Massachusetts
February 22, 2010

20 Walnut Street – Wellesley Hills, Massachusetts 02481 – (781) 237-4620 – Fax (781) 235-8021 – E-MAIL FIRM@SIEG-CREE.COM

CE Capital Advisors, Inc.

Supplemental Schedules

CE Capital Advisors, Inc.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities and Exchange Act of 1934

December 31, 2009

The accompanying schedule is prepared in accordance with the requirements and general format of Focus Form X-17 A-5.

CE Capital Advisors, Inc.

Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934

December 31, 2009

Net Capital:	
Total stockholder equity qualified for net capital	$ 160,757
Deduction for non-allowable assets:	
Accounts receivable	(30,024)
Prepaid expenses	(5,227)
Net capital before haircuts	125,506
Less haircuts	0
Net capital	125,506
Minimum capital requirement	5,000
Excess net capital	$ 120,506
Aggregate indebtness:	
Liabilities	$ 25,938
Ratio of aggregate indebtness to net capital	.2 to 1.00

No material differences exist between audited computation of net capital and unaudited computation of net capital.

CE Capital Advisors, Inc.

Schedule II

Computation for Determination of the Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3 And Information relating to the Possession or Control Requirements under Securities and Exchange Commission Rule 15c3-3

December 31, 2009

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' monies or securities.